Item 77Q





     At a meeting of the Board of Directors of Mathers Fund, Inc.
held on February 8, 1999, the following resolution was unanimously adopted:

          Resolved, that Article II, Section 1, of the By-laws of the corporation be, and it hereby is amended to read as follows:

                    Effective January 1, 1999, the number of directors of the corporation shall be eight.